suzano

EARNINGS RELEASE 2Q26

Adjusted EBITDA of R$4.7 billion, driven by higher pulp and paper prices and volumes. Free cash flow of R$3.3 billion.

São Paulo, August 12th, 2026. Suzano S.A. (B3: SUZB3 | NYSE: SUZ), one of the world's largest integrated pulp and paper producers, announces today its consolidated results for the second quarter of 2026 (2Q26).

HIGHLIGHTS

- Pulp sales of 2,897 thousand tonnes (-11% vs. 2Q25).
- Paper sales[1] of 406 thousand tonnes (-1% vs. 2Q25).
- Adjusted EBITDA[2] and Operating cash generation[3]: R$4.7 billion and R$2.9 billion, respectively.
- Adjusted EBITDA[2]/t from pulp of R$1,444/t (-12% vs. 2Q25).
- Adjusted EBITDA[2]/t from paper of R$1,281/t (-26% vs. 2Q25).
- Average net pulp price in export market: US$601/t (+8% vs. 2Q25).
- Average net paper price[1] of R$6,974/t (-5% vs. 2Q25).
- Pulp production cash cost ex-downtimes of R$843/t (+1% vs. 2Q25).
- Leverage of 3.4 times in US$ and 3.3 times in R$.
- Free Cash Flow Yield ("FCF Yield" - LTM) of 19.2% (-1.1 p.p. vs. 2Q25).
- Return on Invested Capital ("ROIC" - LTM) of 10.3% (-2.8 p.p. vs. 2Q25).
- Subsequent event: completion of the acquisition of a 51% stake in the joint venture with Kimberly-Clark for US$1.3 billion.

Financial Data (R$ million)	2Q26	1Q26	Δ Q-o-Q	2Q25	Δ Y-o-Y	LTM 2Q26
Net Revenue	11,590	10,968	6%	13,296	-13%	47,825
Adjusted EBITDA[2]	4,705	4,580	3%	6,087	-23%	20,068
Adjusted EBITDA Margin[2]	41%	42%	-1 p.p.	46%	-5 p.p.	42%
Net Financial Result	(10)	4,616	–%	4,425	–%	2,247
Net Income	1,807	4,312	-58%	5,012	-64%	8,197
Operating Cash Generation[3]	2,885	2,521	14%	4,149	-30%	12,488
Net Debt/ Adjusted EBITDA[2] (x) (R$)	3.3 x	3.2 x	0.1 x	3.0 x	0.3 x	3.3 x
Net Debt/ Adjusted EBITDA[2] (x) (US$)	3.4 x	3.3 x	0.1 x	3.1 x	0.3 x	3.4 x

Operational Data ('000 t)	2Q26	1Q26	Δ Q-o-Q	2Q25	Δ Y-o-Y	LTM 2Q26
Sales	**3,303**	**3,214**	**3%**	**3,680**	**-10%**	**13,998**
Pulp	2,897	2,835	2%	3,269	-11%	12,303
Paper[1]	406	378	7%	411	-1%	1,695

(1) Includes the results from the Consumer Goods Unit (tissue) and the performance of the Suzano Packaging US Unit (Pine Bluff and Waynesville).
(2) Excludes non-recurring items.
(3) Considers Adjusted EBITDA less sustaining capex (cash basis).

[B]³ BRASIL BOLSA BALCÃO | NOVO MERCADO BM&FBOVESPA | IBRX 50 | NYSE

The consolidated quarterly financial information was prepared in accordance with the standards set by the Securities and Exchange Commission of Brazil (CVM) and the Accounting Pronouncements Committee (CPC) and complies with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The operating and financial information is presented on a consolidated basis and in Brazilian real (R$). Note that figures may present discrepancies due to rounding. CONTENTS EXECUTIVE SUMMARY .............................................................................................................................................................. 3 PULP BUSINESS PERFORMANCE ............................................................................................................................................ 4 PULP SALES VOLUME AND REVENUE .............................................................................................................................. 4 PULP CASH COST ................................................................................................................................................................ 7 PULP SEGMENT EBITDA .................................................................................................................................................... 9 OPERATING CASH GENERATION FROM THE PULP SEGMENT ..................................................................................... 11 PAPER BUSINESS PERFORMANCE .......................................................................................................................................... 12 PAPER SALES VOLUME AND REVENUE ............................................................................................................................ 12 PAPER SEGMENT EBITDA .................................................................................................................................................. 15 OPERATING CASH GENERATION FROM THE PAPER SEGMENT ................................................................................... 16 FINANCIAL PERFORMANCE ..................................................................................................................................................... 17 NET REVENUE ...................................................................................................................................................................... 17 CALENDAR OF SCHEDULED MAINTENANCE DOWNTIMES .......................................................................................... 18 COST OF GOODS SOLD (COGS) ........................................................................................................................................ 18 SELLING EXPENSES ........................................................................................................................................................... 19 GENERAL AND ADMINISTRATIVE EXPENSES ................................................................................................................ 19 OTHER OPERATING INCOME (EXPENSES) ..................................................................................................................... 20 ADJUSTED EBITDA ............................................................................................................................................................ 20 FINANCIAL RESULT ........................................................................................................................................................... 21 DERIVATIVE OPERATIONS ............................................................................................................................................... 22 NET INCOME (LOSS) .......................................................................................................................................................... 26 DEBT ..................................................................................................................................................................................... 26 CAPITAL EXPENDITURE .................................................................................................................................................... 29 OPERATING CASH FLOW ................................................................................................................................................... 29 FREE CASH FLOW ............................................................................................................................................................... 30 ROIC ("RETURN ON INVESTED CAPITAL") ..................................................................................................................... 31 CHANGES IN NET DEBT ..................................................................................................................................................... 32 ESG ....................................................................................................................................................................................... 32 EVENTS SUBSEQUENT TO THE REPORTING PERIOD .................................................................................................... 33 CAPITAL MARKETS ..................................................................................................................................................................... 34 FIXED INCOME ........................................................................................................................................................................... 35 RATING ......................................................................................................................................................................................... 35 UPCOMING EVENTS ................................................................................................................................................................... 36 APPENDICES ................................................................................................................................................................................ 37 APPENDIX 1 – Operating Data ...................................................................................................................................... 37 APPENDIX 2 – Consolidated Income Statement and Goodwill Amortization .................................................. 39 APPENDIX 3 – Consolidated Balance Sheet ............................................................................................................... 40 APPENDIX 4 – Consolidated Statement of Cash Flow ............................................................................................ 41 APPENDIX 5 – EBITDA ..................................................................................................................................................... 42 APPENDIX 6 – Segmented Income Statement ......................................................................................................... 43 Forward-Looking Statements ....................................................................................................................................... 44 2Q26 EARNINGS RELEASE Page 2 of 44

EXECUTIVE SUMMARY Amid rising geopolitical tensions and pressure on supply chain costs, the global pulp market remained resilient in the second quarter of 2026. In this context, the Company’s pulp business results compared to 1Q26 benefited from higher prices during the period and increased sales volumes, largely offset by higher cash COGS and the depreciation of the US$ against the average R$. When compared to the same period of 2025, strong FX appreciation, combined with lower sales volumes and higher costs, explain the negative year-over-year performance, despite higher realized pulp prices. Cash production costs, excluding downtimes, increased versus both 1Q26 and 2Q25, as expected, reflecting indirect effects arising from the conflict in the Middle East. This combination of factors resulted in higher Pulp Adjusted EBITDA quarter-over-quarter, but lower Adjusted EBITDA year-over-year. In the Paper business unit, Adjusted EBITDA remained stable versus 1Q26, as higher prices and volumes were essentially offset by higher cash COGS. Compared to 2Q25, the decline was primarily driven by higher cash COGS. As a result, consolidated Adjusted EBITDA for the quarter totaled R$4.7 billion, up 3% compared to 1Q26 and down 23% versus the same period of 2025. Operating cash flow generation reached R$2.9 billion in the quarter, representing an increase of 14% versus 1Q26 and a 30% decline year-over-year. As for financial management in 2Q26, net debt measured in US$ totaled US$12.8 billion, a 2% reduction compared to the previous quarter. US$ leverage was 3.4x, reflecting the decline in Adjusted EBITDA over the last twelve months. The FX hedging policy continued to fulfill its role, with a notional amount of US$4.8 billion and average strikes for Zero Cost Collar transactions set at 6.11 (put) and 7.05 (call). Regarding hedging of oil-related inputs, Zero Cost Collar operations closed 2Q26 at US$58.53/bbl (put) and US$71.56/bbl (call), with a notional amount of US$282 million, under which the Company records positive cash adjustments when Brent exceeds the call strike levels. During the quarter, Suzano recorded R$147 million in positive cash adjustments from its hedge portfolio, mitigating, in cash flow terms, the energy cost pressures arising from the Middle East conflict. Considering the operational and financial effects of 2Q26, the Company’s Adjusted Free Cash Flow reached R$3.3 billion during the period. On July 1, 2026, Suzano completed the formation of its joint venture with Kimberly-Clark focused on the international consumer goods (tissue) business. The transaction represents another important step in the Company’s capital allocation strategy, aligning growth with value creation and financial discipline in businesses that offer scalability and in which Suzano can leverage its competitiveness. The transaction was settled through a payment of US$1.3 billion (equivalent to R$6.7 billion), considering the joint venture’s initial capital structure, which, as of the transaction date, had total net debt of approximately US$1.0 billion, primarily related to the financing obtained as part of the transaction. The purchase price remains subject to customary adjustments for transactions of this nature. 2Q26 EARNINGS RELEASE Page 3 of 44

PULP BUSINESS PERFORMANCE PULP SALES VOLUME AND REVENUE The second quarter of 2026 was marked by heightened geopolitical volatility amid tensions between Iran and the United States, with impacts on production and logistics costs. Nevertheless, the global hardwood pulp market remained resilient, as previously announced price increases gained traction across key markets. The Chinese hardwood pulp market continued to be impacted by the start-up of previously announced integrated capacity additions and by an oversupply of softwood pulp in the region, factors that continued to weigh on market sentiment. Despite this backdrop, certain fundamentals remained supportive during the quarter. The ramp-up of these new capacities, together with extreme weather events, contributed to higher imported and domestic wood chip prices, resulting in increased pulp production costs for local producers. On the demand side, total paper production in China grew by 13.8% in the second quarter compared to the same period of 2025, according to SCI. Port inventories closed the quarter at approximately 2.7 million tonnes, in line with the previous quarter and still predominantly composed of softwood pulp. In Europe, according to Utipulp, hardwood pulp consumption grew by 5.2% during the quarter, while softwood pulp consumption declined by 4.8% compared to the same period of 2025, maintaining the usual demand dynamic between fiber types. On the supply side, port inventories remained at reduced levels, closing the period at 1.3 million tonnes, still below the level considered normal. Additionally, according to EPIS, domestic production of bleached chemical pulp declined by 7% compared to the previous quarter, following announcements of production downtimes in the region. Taken together, these factors supported the implementation of the announced price increases. In North America, the tissue paper market remained stable, supporting pulp demand, particularly for hardwood pulp, and the market also faced announcements of production downtimes for both softwood and hardwood pulp. Average hardwood pulp prices, as measured by PIX/FOEX, increased by 3.4% in China, despite the more challenging market environment, and by 13.8% in Europe compared to 1Q26. During the quarter, the price gap between softwood and hardwood pulp was US$55/t in China and US$288/t in Europe, based on gross prices. 2Q26 EARNINGS RELEASE Page 4 of 44

2Q26 EARNINGS RELEASE

suzano

Suzano's **pulp sales** increased 2% compared to the previous quarter, mainly driven by higher volumes to Europe and North America, totaling 2,897 thousand tonnes. Compared to 2Q25, sales declined 11%, primarily due to lower volumes shipped to Asia.

Pulp Sales Volume ('000 t)


-11%
+2%
3,269
2,835
2,897
3,119
2,687
2,737
150
149
159
2Q25
1Q26
2Q26
Export Market
Brazilian Market

The **average net price in US$** for pulp sold by Suzano was US$599/t, representing an increase of 7% compared to 1Q26 and 8% compared to 2Q25. In the export market, average net price charged by the Company was US$601/t, increasing 7% compared to 1Q26 and 8% versus 2Q25. The **average net price in R$** was R$3,023/t in 2Q26, up 3% compared to 1Q26, driven by the increase in the average net price in US$, partially offset by the depreciation of the average US$ against the average R$ (-4%). Compared to 2Q25, the 4% decrease was due to the depreciation of the average US$ against the average R$ (-11%), despite the 8% increase in the average price in US$.

Page 5 of 44

2Q26 EARNINGS RELEASE

Average Net Price (US$/t)


+8%
+7%
555
560
599
2Q25
1Q26
2Q26

Net revenue from pulp sales increased by 5% compared to 1Q26, driven by the higher average net price in US$ (+7%) and higher sales volumes (+2%), factors partially offset by the depreciation of the average US$ against the average R$ (-4%). Compared with 2Q25, the 15% decline was due to lower sales volumes (-11%) and the depreciation of the average US$ against the average R$ (-11%), factors partially offset by a higher average net price in US$ (+8%).

Pulp Net Revenue (R$ million)


-15%
+5%
10,288
8,346
8,756
9,810
7,940
8,306
477
406
450
2Q25
1Q26
2Q26
Export Market
Brazilian Market

Page 6 of 44

2Q26 EARNINGS RELEASE

PULP CASH COST


Consolidated Pulp Cash Cost
ex-downtime (R$/t)
+1%
+5%
832
802
843
2Q25
1Q26
2Q26


Pulp Cash Cost (R$/t)
+16%
+10%
838
6
832
882
80
802
972
129
843
2Q25
1Q26
2Q26
Cash Cost ex-downtimes
Downtimes Effect

Page 7 of 44

Cash cost excluding downtimes was R$843/t in 2Q26, up 5% compared with 1Q26, driven by: i) higher input prices (excluding FX effects), particularly for natural gas, caustic soda and chlorine dioxide, largely influenced by the conflict in the Middle East; ii) higher wood costs, mainly due to a longer average hauling distance, the mill mix effect and other operational factors, in addition to higher diesel prices; and iii) higher consumption of inputs, particularly caustic soda and auxiliary materials (the latter due to a substitution opportunity arising from the scheduled maintenance downtimes during the period). These effects were partially offset by: i) improved utilities performance, driven by higher export volumes; ii) the depreciation of the average US$ against the average R$ (-4%), resulting in lower prices in R$, particularly for caustic soda and natural gas; and iii) lower fixed costs, due to the dilution effect from higher production volumes. Consolidated Pulp Cash Cost ex-downtime (R$/t)¹ (1) Excludes the impact of maintenance and administrative downtimes. Cash cost excluding downtimes was 1% higher in 2Q26 compared with 2Q25, driven by: i) higher input costs, reflecting both higher prices (excluding FX effects), particularly for chlorine dioxide, natural gas, fuel oil and sulfuric acid, mainly as a result of the impact of the conflict in the Middle East on global commodity and energy markets, and higher consumption, particularly of auxiliary materials (reflecting substitution opportunities arising from the concentration of scheduled maintenance downtime during the period); and ii) higher wood costs, mainly related to logistics and harvesting expenses, particularly the transportation mix effect, with harvesting costs impacted by labor, maintenance and lower volumes. These effects were partially offset by: i) the depreciation of the average US$ against the average R$ (-11%), benefiting input prices, particularly natural gas and caustic soda; and ii) better utilities performance, driven by higher export volumes and higher selling prices, which benefited from the energy auction, as disclosed by the Company in the Notice to the Market dated May 27, 2022. 2Q26 EARNINGS RELEASE Page 8 of 44

2Q26 EARNINGS RELEASE


Consolidated Pulp Cash Cost ex-downtime (R$/t)
832
336
356
179
(39)
2Q25
13
Δ Wood
34
Δ Input
0
Δ Fixed Cost
(17)
Δ Energy
(19)
FX
843
350
370
179
(56)
2Q26
Wood
Input
Fixed Cost
Energy
FX

(1) Excludes the impact of maintenance and administrative downtimes.


Cash Cost 2Q26¹
Fixed Costs 20%
Other Variables 5%
Energy 12%
Chemicals 24%
Wood 39%


Cash Cost 2Q25¹
Fixed Costs 20%
Other Variables 3%
Energy 13%
Chemicals 25%
Wood 39%

(1) Based on cash cost excluding downtimes. Excludes energy sales.

PULP SEGMENT EBITDA

Pulp Segment	2Q26	1Q26	Δ Q-o-Q	2Q25	Δ Y-o-Y	LTM 2Q26
Adjusted EBITDA (R$ million)[1]	4,184	4,056	3%	5,378	-22%	17,500
Sales volume (k t)	2,897	2,835	2%	3,269	-11%	12,303
Pulp adjusted[1] EBITDA (R$/t)	1,444	1,431	1%	1,645	-12%	1,422

(1) Excludes non-recurring items.

Page 9 of 44

Adjusted EBITDA from pulp segment increased by 3% compared with 1Q26, driven by: i) higher average net pulp prices in US$ (+7%); ii) higher sales volumes (+2%); and iii) lower general and administrative expenses, mainly reflecting lower personnel expenses related to variable compensation. These effects were partially offset by: i) higher cash COGS, reflecting the greater impact of scheduled maintenance downtime, higher cash production costs excluding downtime (+5%), and higher logistics costs, mainly driven by higher bunker fuel and diesel costs in mill-to-port operations; and ii) the depreciation of the average US$ against the average R$ (-4%). Adjusted EBITDA per tonne increased by 1%, driven by the same factors, excluding volumes. Compared with 2Q25, Adjusted EBITDA from pulp segment decreased by 22%, mainly due to the depreciation of the average US$ against the average R$ (-11%), lower sales volumes (-11%), and a higher cash COGS. The increase in the latter was driven by the impact of scheduled maintenance downtime (as no scheduled maintenance downtime occurred in 2Q25, according to the maintenance calendar), higher cash production costs excluding downtime (+1%), and higher logistics costs, mainly due to the impact of bunker fuel costs resulting from higher Brent prices. These effects were partially offset by a higher average net price in US$ (+8%) and lower SG&A expenses (see the Selling and General and Administrative Expenses section for further details). Adjusted EBITDA per tonne decreased by 12%, driven by the same factors, excluding volumes. Adjusted EBITDA¹ (R$ million) and Adjusted EBITDA Margin (%) from Pulp 5,378 4,056 4,184 52% 49% 48% 2Q25 1Q26 2Q26 Adjusted EBITDA Margin EBITDA Pulp (1) Excludes non-recurring items. 2Q26 EARNINGS RELEASE Page 10 of 44

2Q26 EARNINGS RELEASE


Pulp Adjusted EBITDA per tonne (R$/t)
-12%
+1%
1,645
1,431
1,444
2Q25
1Q26
2Q26

OPERATING CASH GENERATION FROM THE PULP SEGMENT

Pulp Segment (R$ million)	2Q26	1Q26	Δ Q-o-Q	2Q25	Δ Y-o-Y	LTM 2Q26
Adjusted EBITDA[1]	4,184	4,056	3%	5,378	-22%	17,500
Maintenance Capex[2]	(1,743)	(1,997)	-13%	(1,737)	0%	(6,882)
Operating Cash Flow	2,441	2,059	19%	3,641	-33%	10,618

(1) Excludes non-recurring items.
(2) Cash basis. In 1Q26, the allocation split of maintenance capex between the Pulp and Paper business units was updated.

Operating cash generation per tonne in the pulp segment was R$843/t in 2Q26, an increase of 16% compared to 1Q26, driven by lower maintenance capex per tonne and higher EBITDA per tonne. Compared with 2Q25, it decreased by 24%, mainly due to higher maintenance capex per tonne and lower EBITDA per tonne.

Page 11 of 44

Operating Cash Generation from Pulp per tonne (R$/t) -24% +16% q 1,114 726 843 2Q25 1Q26 2Q26 PAPER BUSINESS PERFORMANCE The following data and analyses incorporate the joint results of the paper and consumer goods (tissue) businesses. PAPER SALES VOLUME AND REVENUE According to data published by Indústria Brasileira de Árvores (IBÁ), domestic Printing & Writing demand in Brazil, including imports, increased by 4% in 2Q26 compared with the the previous quarter, remaining stable compared to 2Q25. Compared with the previous quarter, this increase in demand was driven by higher imports, particularly in coated paper grades, reflecting additional demand in the election year. Compared to 2Q25, the additional demand for coated paper offset the decline in other graphic paper grades. In the international markets served by the Company, when comparing Printing & Writing paper demand in the first six months of 2026 with the same period of the previous year, North America recorded the largest decline, at 4%, followed by Europe, with a 3% decline, where structural demand decline and the negative effects of uncertainty stemming from the macroeconomic environment were partially offset by inventory restocking movements. In Latin America, demand remained stable, declining 1% compared with the same period of the previous year, according to PPPC data. In the Brazilian paperboard market, according to data published by IBÁ, demand increased by 11% in 2Q26 compared with 1Q26, reflecting the segment’s typical seasonal pattern and inventory rebuilding across the supply chain. Compared with 2Q25, demand increased by 8%. Also compared with 2Q25, imported paperboard volumes increased by 30%, mainly driven by imports from Asia. Consolidating the market segments mentioned above (Suzano’s addressable paper market), total demand in Brazil increased by 2% in 2Q26 compared with the same period of the previous year and by 6% compared with 1Q26, according to IBÁ data. 2Q26 EARNINGS RELEASE Page 12 of 44

2Q26 EARNINGS RELEASE

Suzano's **paper sales** (printing & writing, paperboard and tissue) in the domestic market totaled 247 thousand tonnes in 2Q26, increased by 10% compared to the previous quarter, mainly driven by the performance of the paperboard, Printing & Writing (cut-size and coated paper) and tissue segments. Compared with 2Q25, sales increased by 5%, driven by higher volumes of coated paper, paperboard and tissue, partially offset by lower sales volumes of uncoated paper.

International **paper sales** totaled 159 thousand tonnes, representing 39% of total sales volume in 2Q26. The 4% increase compared with 1Q26 was mainly driven by higher sales of Printing & Writing paper, particularly cut-size paper, and paperboard, especially at Suzano Packaging US operations, partially offset by lower sales volumes of uncoated paper. Compared with 2Q25, sales volumes decreased by 10%, mainly due to lower sales volumes of Printing & Writing paper (both uncoated and coated), reflecting the effects of tariffs implemented by the U.S. government and the Company's volume allocation strategy, as well as lower paperboard sales volumes at Suzano Packaging US operations due to operational issues following the maintenance downtime carried out in May.

Paper Sales Volume ('000 t)[1]


-1%
+7%
411
177
235
378
153
226
406
159
247
2Q25
1Q26
2Q26
Export Market
Brazilian Market

(1) Includes the consumer goods unit and the Suzano Packaging US Unit.

The **average net price** increased 1% compared to the previous quarter, reflecting a 1% increase in the domestic market, primarily in the tissue and Printing & Writing segments, partially offset by 1% decrease in the average net price in international markets, driven by FX appreciation.

Compared to 2Q25, the 5% reduction was driven by price declines across all paper segments served by the operations in Brazil, particularly in international markets, where the average net price decreased by 10%, mainly due to the 11% depreciation of the average US$ against the average R$, as well as lower US$ prices in the Printing & Writing segment (both uncoated and coated grades). These effects were partially offset by a 4% increase in the average net price in US$ at the Suzano Packaging US operation.

Page 13 of 44

2Q26 EARNINGS RELEASE


Average Net Paper Price (R$/t)¹
-5%
+1%
7,315
6,933
6,974
2Q25
1Q26
2Q26

(1) Includes the consumer goods unit and the Suzano Packaging US Unit.

Net revenue from paper sales totaled R$2,834 million, an increase of 8% compared to 1Q26, mainly driven by higher sales volumes in both domestic and international markets, as well as a higher average net price in the domestic market (+1%), partially offset by a lower average net price in international markets, mainly due to the depreciation of the average US$ against the average R$ (-4%). Compared to 2Q25, there was a 6% decrease, due to a 11% depreciation of the average US$ against the average R$, which resulted in a lower average net price in international markets (-10%), as well as lower total sales volume (-1%).


Paper Revenue (R$ million)¹
-6%
+8%
3,008
1,211
1,797
2,623
957
1,666
2,834
983
1,851
2Q25
1Q26
2Q26
Export Market
Brazilian Market

(1) Includes the consumer goods unit and the Suzano Packaging US Unit.

Page 14 of 44

2Q26 EARNINGS RELEASE

PAPER SEGMENT EBITDA

Paper Segment	2Q26	1Q26	Δ Q-o-Q	2Q25	Δ Y-o-Y	LTM 2Q26
Adjusted EBITDA (R$ million)[1]	521	524	-1%	709	-27%	2,568
Sales volume (k t)	406	378	7%	411	-1%	1,695
Paper adjusted[1] EBITDA (R$/t)	1,281	1,385	-7%	1,725	-26%	1,515

(1) Excludes non-recurring items.

Adjusted EBITDA from paper declined 1% compared to 1Q26, mainly due to a higher cash COGS, driven by scheduled maintenance downtime, higher production costs, particularly higher input costs, and increased higher freight costs resulting from the conflict in the Middle East. These effects were partially offset by higher sales volumes (+7%), a higher average net price (+1%), and lower G&A expenses, mainly due to lower variable compensation expenses. On an Adjusted EBITDA per tonne basis, the 7% decrease was primarily driven by the higher cash COGS, partially offset by higher prices and lower G&A expenses per tonne.

Compared with 2Q25, the 27% decrease was mainly due to a higher cash COGS, driven by higher production costs, particularly higher input costs and scheduled maintenance downtime, as well as a decline in the average net price in R$ (-5%) and higher logistics expenses (+7%), resulting from the conflict in the Middle East. These effects were partially offset by lower G&A expenses, mainly due to lower variable compensation expenses. On an Adjusted EBITDA per tonne basis, the indicator decreased by 26%, by the same factors.


Adjusted EBITDA (R$ million) and
Adjusted EBITDA Margin (%) from Paper
24%
20%
18%
709
524
521
2Q25
1Q26
2Q26
Adjusted EBITDA Margin
EBITDA Paper

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2Q26 EARNINGS RELEASE

Paper Adjusted EBITDA (R$/t)


-26%
-7%
1,725
1,385
1,281
2Q25
1Q26
2Q26

OPERATING CASH GENERATION FROM THE PAPER SEGMENT

Op. Cash Generation - Paper(R$ million)	2Q26	1Q26	Δ Q-o-Q	2Q25	Δ Y-o-Y	LTM 2Q26
Adjusted EBITDA[1]	521	524	-1%	709	-27%	2,568
Maintenance Capex[2]	(77)	(62)	25%	(202)	-62%	(698)
Operating Cash Flow	444	462	-4%	508	-13%	1,870

(1) Excludes non-recurring items.
(2) Cash basis. In 1Q26, the allocation methodology for maintenance capex between the Pulp and Paper business units was updated.

Operating cash generation per tonne in the paper segment was R$1,091/t in 2Q26, a 11% decline compared to 1Q26 driven by higher maintenance capex per tonne (+16%) and lower Adjusted EBITDA per tonne (-7%). Compared to the same period of the previous year, the indicator decreased 12%, primarily due to lower Adjusted EBITDA per tonne (-26%), partially offset by lower maintenance capex per tonne (-61%), following the update to the allocation criteria between the Pulp and Paper Business Units, as previously disclosed.

Paper Operating Cash Generation per tonne (R$/t)


-12%
-11%
1,235
1,221
1,091
2Q25
1Q26
2Q26

Page 16 of 44

2Q26 EARNINGS RELEASE

FINANCIAL PERFORMANCE

NET REVENUE

Suzano's **net revenue** in 2Q26 was R$11,590 million in 2Q26, 80% generated in the exports (vs. 81% in 1Q26 and 83% in 2Q25). Compared to 1Q26, the 6% increase is explained by the higher average net pulp price in US$ (+7%) and higher sales volumes of pulp and paper (+2% and +7%, respectively). These effects were partially offset by the depreciation of the average US$ against the average R$ (-4%).

The 13% reduction in consolidated net revenue compared to 2Q25 is primarily explained by the lower pulp sales volume (-11%) and the depreciation of the average US$ against the average R$ (-11%). These effects were partially offset by the higher average net pulp prices in US$ (+8%).


Net Revenue[1] (R$ million)
-13%
+6%
13,296
10,968
11,590
11,022
8,897
9,289
2,274
2,072
2,301
2Q25
1Q26
2Q26
Export Market
Brazilian Market

(1) Does not include Portocel service revenue


Net Revenue Breakdown (2Q26)
Other Paper 6%
Paperboard 8%
Printing & Writing 10%
Pulp 76%

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2Q26 EARNINGS RELEASE

suzano

CALENDAR OF SCHEDULED MAINTENANCE DOWNTIMES

Mill – Pulp/Paper capacity	2025				2026				2027			
	1Q25	2Q25	3Q25	4Q25	1Q26	2Q26	3Q26	4Q26	1Q27	2Q27	3Q27	4Q27
Aracruz - Mill A (ES) – 590 kt	No downtime				■						■	
Aracruz - Mill B (ES) – 830 kt				■	No downtime					■		
Aracruz - Mill C (ES) – 920 kt	■						■				■	
Imperatriz (MA)[1] – 1,650 kt	No downtime				■						■	
Jacareí (SP) – 1,100 kt	No downtime					■						■
Limeira (SP)[1] – 690 kt				■	No downtime				■			
Mogi das Cruzes (SP)[3] – 130 kt	■					■			No downtime			
Mucuri - Mill 1 (BA)[1] – 610 kt	■						■		No downtime			
Mucuri - Mill 2 (BA)[1] – 1,130 kt	No downtime					■						■
Ribas do Rio Pardo (MS) – 2,550 kt	■				■					■		
Suzano (SP)[1] – 620 kt				■	No downtime				■			
Pine Bluff (USA)[1] – 420 kt		■				■				■		
Três Lagoas- Mill 1 (MS)- 1,300 kt	■					■				■	■	
Três Lagoas- Mill 2 (MS)- 1,950 kt	■					■				■	■	
Veracel (BA)[2] – 560 kt	No downtime				■						■	

(1) Includes integrated pulp (paper-grade and fluff) and paper capacities.
(2) Veracel is a joint operation between Suzano (50%) and Stora Enso (50%), with a total annual capacity of 1,120 thousand tonnes.
(3) Capacity allocated to tissue production.

COST OF GOODS SOLD (COGS)

COGS (R$ million)	2Q26	1Q26	Δ Q-o-Q	2Q25	Δ Y-o-Y	LTM 2Q26
COGS	8,761	7,808	12%	8,608	2%	34,121
(-) Depreciation, depletion and amortization	(2,858)	(2,548)	12%	(2,571)	11%	(10,822)
Cash COGS	5,904	5,260	12%	6,037	-2%	23,300
Sales volume (000' t)	3,303	3,214	3%	3,680	-10%	13,998
Cash COGS/ton (R$/t)	**1,787**	**1,637**	**9%**	**1,641**	**9%**	**1,665**

Cash COGS in 2Q26 totaled R$5,904 million or R$1,787/t. Compared to 1Q26, cash COGS increased by 12%, primarily due to: i) higher pulp and paper production costs and the greater impact of scheduled maintenance downtimes (particularly at the pulp mills and Suzano Packaging US); ii) higher pulp and paper sales volumes; and iii) higher logistics costs, mainly due to bunker fuel and diesel costs (increase in Brent prices). These effects were partially offset by the 4% depreciation of the average US$ against the average R$. On a per-tonne basis, the indicator increased by 9% due to the same factors, excluding sales volumes.

Compared to 2Q25, **cash COGS** decreased by 2%, mainly due to: i) lower sales volume (mainly pulp); and ii) the 11% depreciation of the average US$ against the average R$. These effects were offset mainly by the greater impact of scheduled maintenance downtimes (particularly in the pulp segment, where there were no scheduled maintenance downtimes in 2Q25), higher pulp production cash cost ex-downtimes, higher paper production costs, and higher logistics costs, which in turn were due to the impact of Brent prices on bunker fuel costs. On a per-tonne basis, the indicator was 9% higher than in the same period last year, mainly due to the impact of scheduled maintenance downtimes and higher costs, partially offset by the depreciation of the average US$ against the average R$.

Page 18 of 44

2Q26 EARNINGS RELEASE

suzano

SELLING EXPENSES

Selling Expenses (R$ million)	2Q26	1Q26	Δ Q-o-Q	2Q25	Δ Y-o-Y	LTM 2Q26
Selling expenses	813	752	8%	838	-3%	3,285
(-) Depreciation, depletion and amortization	(244)	(244)	0%	(243)	1%	(976)
Cash selling expenses	569	508	12%	595	-4%	2,309
Sales volume (000' t)	3,303	3,214	3%	3,680	-10%	13,998
Cash selling expenses/ton (R$/t)	**172**	**158**	**9%**	**162**	**6%**	**165**

Cash selling expenses increased by 12% compared with 1Q26, primarily due to: i) higher logistics expenses, mainly explained by higher inland freight rates, which in turn were due to regional mix and higher fuel prices; ii) higher sales volumes of pulp and paper; and iii) higher fixed commercial expenses (particularly due to lower reversals of estimated loss for doubtful accounts). These effects were partially offset mainly by the 4% depreciation of the average US$ against the average R$. On a per-tonne basis, cash selling expenses increased by 9% due to the aforementioned factors, excluding the impact of higher sales volumes.

Compared to 2Q25, **cash selling expenses** were 4% lower, primarily due to: i) lower fixed commercial expenses (largely explained by the reduction in estimated loss for doubtful accounts); ii) the 11% depreciation of the average US$ against the average R$; and iii) lower sales volume. These effects were partially offset by higher logistics expenses, which in turn were due to higher inland freight rates (particularly reflecting the regional mix, with higher sales volume to North America). On a per-tonne basis, cash selling expenses increased by 6% due to the same factors mentioned above, excluding sales volumes.

GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative Expenses (R$ million)	2Q26	1Q26	Δ Q-o-Q	2Q25	Δ Y-o-Y	LTM 2Q26
General and Administrative Expenses	557	683	-18%	647	-14%	2,709
(-) Depreciation, depletion and amortization	(35)	(34)	4%	(32)	10%	(136)
Cash general and administrative expenses	521	649	-20%	615	-15%	2,573
Sales volume (000' t)	3,303	3,214	3%	3,680	-10%	13,998
Cash general and administrative expenses/t (R$/t)	**158**	**202**	**-22%**	**167**	**-6%**	**184**

Compared to 1Q26, the 20% decrease in **cash general and administrative expenses** is primarily explained by lower personnel expenses related to variable compensation, partially offset by higher spending on third-party services (notably consulting and audit fees). On a per tonne basis, the indicator decreased by 22%, due to the same factors.

Compared to 2Q25, **cash general and administrative expenses** were 15% lower, mainly due to lower personnel expenses related to variable compensation, partially offset by higher spending on third-party services (also notably consulting and audit fees). On a per tonne basis, the reduction was 6%, due to the same factors.

Page 19 of 44

2Q26 EARNINGS RELEASE

OTHER OPERATING INCOME (EXPENSES)

Other Operating Income (Expenses) (R$ million)	2Q26	1Q26	Δ Q-o-Q	2Q25	Δ Y-o-Y	LTM 2Q26
Other operating income (expenses)	1,335	70	—%	(155)	—%	2,614
(-) Depreciation, depletion and amortization	5	19	-75%	7	-33%	33
(-) Result on fair value adjustment of biological assets	1,158	—	—%	(73)	—%	2,747
Cash other operating income (expenses)	172	50	—%	(89)	—%	(167)
Sales volume (000' t)	3,303	3,214	3%	3,680	-10%	13,998
Other operating income (expenses)/t (R$/t)	**52**	**16**	**—%**	**(24)**	**—%**	**(12)**

Other operating income (expenses) was an income of R$172 million in 2Q26, compared to an income of R$50 million in 1Q26 and an expense of R$89 million in 2Q25. The positive variation compared to 1Q26 was mainly due to higher gains on the disposal and write-off of non-current assets, particularly the gains from land sales. Compared to 2Q25, the positive variation was also due to gains on the disposal and write-off of non-current assets related to land sale transactions, as previously mentioned (as opposed to the negative result recorded in that quarter).

ADJUSTED EBITDA

Consolidated	2Q26	1Q26	Δ Q-o-Q	2Q25	Δ Y-o-Y	LTM 2Q26
Adjusted EBITDA (R$ million)[1]	4,705	4,580	3%	6,087	-23%	20,068
Adjusted EBITDA Margin	41%	42%	-1 p.p	46%	-5 p.p	42%
Sales Volume (k t)	3,303	3,214	3%	3,680	-10%	13,998
Adjusted EBITDA[1]/ton (R$/t)	**1,424**	**1,425**	**0%**	**1,654**	**-14%**	**1,434**

(1) Excludes non-recurring items. Comparative figures presented in this note have not been restated due to their immateriality.

Adjusted EBITDA increased by 3% in 2Q26 compared to 1Q26, primarily due to: i) higher average net pulp prices in US$ (+7%); ii) higher pulp (+2%) and paper (+7%) sales volumes; and iii) lower general and administrative expenses (see the General and Administrative Expenses section for further details). These effects were partially offset by: i) higher cash COGS per tonne (+9%) (see the Cost of Goods Sold section for further details); ii) the 4% depreciation of the average US$ against the average R$; and iii) higher selling expenses per tonne (see the Selling Expenses section for further details). Adjusted EBITDA per tonne remained practically stable due to the same factors, excluding sales volumes.

Compared to 2Q25, the 23% decrease in **Adjusted EBITDA** was due to: i) the 11% depreciation of the average US$ against the average R$; ii) higher cash COGS per tonne (see the Cost of Goods Sold section for further details); and iii) lower pulp sales volumes (-11%). These effects were partially offset mainly by: i) higher average net pulp prices in US$ (+8%); and ii) lower G&A expenses (see the General and Administrative Expenses section for further details). Adjusted EBITDA per tonne decreased by 14% , driven by the same factors, excluding volumes.

Page 20 of 44

2Q26 EARNINGS RELEASE

FINANCIAL RESULT

Financial Result (R$ million)	2Q26	1Q26	Δ Q-o-Q	2Q25	Δ Y-o-Y	LTM 2Q26
Financial Expenses	**(1,706)**	**(1,805)**	**-5%**	**(1,606)**	**6%**	**(7,148)**
Interest on loans and financing (local currency)	(643)	(588)	9%	(486)	32%	(2,450)
Interest on loans and financing (foreign currency)	(807)	(838)	-4%	(957)	-16%	(3,520)
Capitalized interest[1]	19	25	-24%	73	-74%	193
Other financial expenses	(276)	(404)	-32%	(237)	16%	(1,371)
Financial Income	**524**	**486**	**8%**	**383**	**37%**	**1,954**
Interest on financial investments	507	464	9%	354	43%	1,853
Other financial income	17	22	-23%	29	-41%	101
Monetary and Exchange Variations	**196**	**2,910**	**-93%**	**2,989**	**-93%**	**2,463**
Foreign exchange variations (Debt)	197	3,419	-94%	3,444	-94%	2,859
Other foreign exchange variations	(1)	(509)	—%	(455)	—%	(396)
Derivative income (loss), net[2]	**976**	**3,026**	-68%	**2,659**	**-63%**	**4,978**
Operating Cash flow hedge	681	1,480	-54%	1,863	-63%	2,881
Debt hedge	265	1,171	-77%	725	-63%	1,701
Others[3]	31	375	-92%	72	—%	396
Net Financial Result	**(10)**	**4,616**	—%	**4,425**	—%	**2,247**

(1) Capitalized interest due to construction in progress.
(2) Mark-to-market variation (2Q26: R$3,466 million | 1Q26: R$3,314 million), plus adjustments paid and received (2Q26: R$824 million positive).
(3) Includes commodity hedging and embedded derivatives.

Financial expenses decreased by 5% compared to 1Q26, mainly reflecting lower other financial expenses, which had been impacted in the previous quarter by the costs associated with the early termination of the undrawn financing with Finnvera. This effect was partially offset by higher local currency interest expenses, resulting from the increase in the R$-denominated debt balance due to the funding operations carried out during the period (2Q26: R$27.7 billion | 1Q26: R$24.7 billion). Compared to 2Q25, financial expenses increased by 6%, mainly due to higher local currency interest expenses, lower capitalized interest resulting from a lower balance of construction in progress, and higher other financial expenses arising from various provisions. These effects were partially offset by lower foreign currency interest expenses.

Financial income increased by 8% compared to 1Q26, reflecting higher interest income on financial investments resulting from a higher average cash balance, partially offset by a lower accumulated CDI during the period (2Q26: 3.32% | 1Q26: 3.41%). Compared to 2Q25, financial income increased by 37%, mainly reflecting higher interest income on financial investments, resulting from a higher average cash balance, partially offset by the lower average SOFR during the period (2Q26: 3.63% p.a. | 2Q25: 4.34% p.a.) and by the depreciation of the average US$ against the average R$.

Inflation adjustment and exchange variation had a positive impact of R$195 million on the Company's financial result due to the 1% depreciation of the US$ against the R$ during the period compared to the end of 1Q26, which affected foreign currency debt (US$12,567 million at the end of 2Q26).

Note that the accounting impact of exchange variation on foreign currency debt has a cash impact only on the respective maturities.

Page 21 of 44

2Q26 EARNINGS RELEASE

Derivative operations resulted in an income of R$976 million in 2Q26, reflecting the interest rate differential on foreign exchange derivatives and the steepening of the foreign exchange coupon curve during the period. The mark-to-market adjustment of derivative instruments on June 30th, 2026 was positive at R$3,466 million, compared to a positive mark-to-market adjustment of R$3,314 million on March 31st, 2026, representing a positive variation of R$152 million. Note that the impact of US$ depreciation on the derivatives portfolio generates a cash impact only upon the respective maturities. The net effect on cash related to the maturity of derivative operations in the second quarter was a gain of R$824 million (R$198 million gain on debt hedge, R$480 million gain on cash flow hedge and R$147 million gain on commodities).

As a result of the above factors, considering all financial expense and income lines, net financial results were negative by R$10 million in 2Q26, compared to a positive net financial results of R$4,616 million in 1Q26 and positive R$4,425 million in 2Q25.

DERIVATIVE OPERATIONS

Suzano carries out derivative operations exclusively for hedging purposes. The following table reflects the position of derivative instruments on June 30th, 2026:

Hedge[1]	Notional (US$ million)		Fair Value (R$ million)	
	Jun/26	Mar/26	Jun/26	Mar/26
Debt	8,670	8,109	544	476
Cash Flow – Operating (ZCC + NDF)	4,843	5,637	2,634	2,433
Commodities	282	336	131	379
Others[2]	149	155	158	26
Total	**13,944**	**14,237**	**3,466**	**3,314**

(1) See note 4 of the Quarterly Financial Statements (ITR) for further details and the fair value sensitivity analysis.
(2) Includes embedded derivatives.

The Company's foreign exchange exposure policy seeks to minimize the volatility of its cash generation and ensure greater flexibility in cash flow management. Currently, the policy stipulates that surplus US$ may be partially hedged (at least 40% and up to 75% of exchange variation exposure over the next 24 months) using plain vanilla instruments such as Zero Cost Collars (ZCC) and Non-Deliverable Forwards (NDF). At the end of 2Q26, 57% of the exchange variation exposure from the cash flow hedge portfolio was covered.

ZCC transactions establish minimum and maximum limits for the exchange rate that minimize adverse effects in the event of significant appreciation of the R$. As such, if the exchange rate is within such limits, the Company neither pays nor receives any financial adjustments. This characteristic allows for capturing greater benefits from export revenue in a potential scenario of R$ depreciation vs. US$ within the range contracted. In cases of extreme R$ appreciation, the Company is protected by the minimum limits, which are considered appropriate for the operation. However, this protection instrument also limits, temporarily and partially, potential gains in scenarios of extreme R$ depreciation when exchange rates exceed the maximum limits contracted.

On June 30th, 2026, the outstanding notional value of operations involving forward US$ sales through ZCCs related to Cash Flows was US$4,613 million, with an average forward rate ranging from R$6.11 to R$7.05 and maturities between July 2026 and June 2028. On the same date, the outstanding notional value of operations involving forward US$ sales through NDFs was US$230 million, whose maturities are distributed between July 2026 and October 2026 and with an average rate of R$5.26. Cash flow hedge operations in 2Q26 resulted in an income of R$681 million. The mark-to-market adjustment ("MtM" or "fair value") of these operations was an income of R$2,634 million.

Page 22 of 44

2Q26 EARNINGS RELEASE

suzano

The following table presents a sensitivity analysis of the cash impact that the Company could have on its cash flow hedge portfolios (ZCC and NDF) if the exchange rate remains the same as at the end of 2Q26 (R$/US$ = 5.18) in the coming quarters, as well as the projected cash impact for R$0.10 variations below / above the strike of put/call options, respectively, defined in each quarter. Note that the figures presented in the table are the Company's projections based on the end-of-period levels and could vary depending on market conditions.

			Cash Adjustment (R$ million)		
Maturity (up to)	Strike Range	Notional (US$ million)	Actual	Exchange Rate 2Q26 (R$5.18)	Sensitivity at R$0.10 / US$ variation (+/-)
			Zero Cost Collars		
2Q26			421		
3Q26	5,62 - 6,14	105		47	11
4Q26	6,28 - 7,33	690		762	69
1Q27	6,34 - 7,47	608		707	61
2Q27	6,42 - 7,44	680		845	68
3Q27	6,02 - 6,89	840		705	84
4Q27	6,01 - 6,84	970		806	97
1Q28	5,81 - 6,70	515		328	52
2Q28	5,73 - 6,61	205		114	21
Total	**6,11 - 7,05**	**4,613**	**421**	**4,314**	**461**
			NDF		
2Q26			59		
3Q26	5.25	180		12	18
4Q26	5.32	50		7	5
Total	**5.26**	**230**	**59**	**20**	**23**

To mitigate the effects of exchange and interest rate variations on its debt and its cash flows, the Company also uses currency and interest rate swaps. Swap contracts are entered into considering different interest rates and inflation indices in order to mitigate the mismatch between financial assets and liabilities.

On June 30th, 2026, the Company had an outstanding notional amount of US$8,670 million in swap contracts as shown in the table below. The result of debt hedge transactions in 2Q26 was an income of R$265 million, reflecting gains from the interest rate differential on foreign exchange swaps and the widening of the foreign exchange coupon curve during the period, partially offset by the increase in the IPCA coupon curve. The mark-to-market adjustment (fair value) of these operations was an income of R$544 million.

			Notional (US$ million)		Fair Value (R$ million)	
Debt Hedge	Maturity (up to)	Currency	Jun/26	Mar/26	Jun/26	Mar/26
Swap (CDI x US$)	2036	US$	2,346	1,692	617	480
Swap (RMB x US$)	2030	US$	363	363	119	79
Swap (SOFR x US$)	2031	US$	2,397	2,464	249	152
Swap (CDI x SOFR)	2034	US$	660	660	112	80
Swap (Pre x CDI)	2031	R$	386	460	223	258
Swap (IPCA x CDI)	2044	R$	2,518	2,471	(775)	(572)
Total			**8,670**	**8,109**	**544**	**476**

(1) Translated at the quarterly closing exchange rate (R$5.18).

Page 23 of 44

2Q26 EARNINGS RELEASE

suzano

The following table presents a sensitivity analysis[1] of the cash impact that the Company could have on its debt hedge portfolio (swaps) if the exchange rate remains the same as at the end of 2Q26 (BRL/USD = 5.18) in the coming quarters, as well as the projected variation in cash impact for each R$0.10 variation on the same reference exchange rate (2Q26). Note that the figures presented in the table are the Company's projections based on the end-of-period curves and could vary depending on market conditions.

		Cash Adjustment (R$ million)		
Maturity (up to)	Notional (US$ million)	Actual	R$ / US$ = 5.18 (2Q26)	Sensitivity at R$ 0.10 / US$ variation (+/-)[1]
2Q26		198		
3Q26	712		(256)	73
4Q26	157		116	4
2027	589		17	27
2028	430		103	30
2029	725		75	11
>=2030	6,057		8,070	239
Total	**8,670**	**198**	**8,124**	**385**

(1) Sensitivity analysis considers variation only in the exchange rate (R$/US$), while other variables are presumed constant.

Other transactions involving the Company's derivatives are related to the embedded derivative resulting from forestry partnerships and commodity hedges, as shown in the table.

			Notional (US$ million)		Fair Value (R$ million)		Cash Adjustment (R$ million)	
Other hedges	Maturity (up to)	Index	Jun/26	Mar/26	Jun/26	Mar/26	Jun/26	Mar/26
Embedded derivative	2039	Fixed | USD US-CPI	149	155	158	26	—	—
Commodities	2027	Brent/VLSFO/Others	282	336	131	379	147	48
Total			**431**	**490**	**289**	**405**	**147**	**48**

A portion of the forestry partnership agreements and standing wood supply agreements is denominated in US$ per cubic meter of standing wood, adjusted by U.S. inflation measured by the Consumer Price Index (CPI), which is not related to inflation in the economic environment where the forests are located and, hence, constitutes an embedded derivative. This instrument, presented in the table above, consists of sale swap contracts on US-CPI and US$ variations over the term of the contracts. Refer to Note 4 of the 2Q26 Financial Statements for further details and for a sensitivity analysis of the fair value in case of a sharp rise in the US-CPI and US$. On June 30th, 2026, the outstanding notional value of the operation was US$149 million. The result from this swap in 2Q26 was a gain of R$132 million. The mark-to-market (fair value) adjustment of these operations generated a gain of R$158 million at the end of the quarter.

The Company is also exposed to the price of some commodities and, therefore, constantly assesses the contracting of derivative financial instruments to mitigate such risks. On June 30th, 2026, the outstanding notional value of these operations was US$285 million. The result of these hedges in 2Q26 was a loss of R$101 million. The mark-to-market (fair value) adjustment of these operations generated a gain of R$131 million at the end of the quarter.

Page 24 of 44

2Q26 EARNINGS RELEASE

suzano

The following table presents a sensitivity analysis[1] of the cash impact that the Company could have on its commodities hedge portfolio if the price of Brent per barrel remains the same as at the end of 2Q26 (USD/barrel = 72.95) in the coming quarters, as well as the projected variation in cash impact for each US$10.00 per barrel variation on the same reference price (2Q26). Note that the figures presented in the table are the Company's projections based on the end-of-period levels and could vary depending on market conditions.

			Cash Adjustment (R$ millions)		
Maturity (up to)	Strike Range	Notional (US$ millions)	Actual	Brent at 2Q26 closing (US$/bbl = 72.95)	Sensitivity to US$ 10 / bbl variation (+/–)[1]
			Zero Cost Collars		
2Q26			147		
3Q26	57.90 - 68.26	54		21	44
4Q26	57.90 - 68.26	54		21	44
1Q27	58.78 - 72.85	55		13	32
2Q27	59.19 - 74.29	45		8	23
3Q27	58.43 - 73.63	41		7	23
4Q27	59.56 - 74.79	32		5	16
Total	**58.53 - 71.56**	**282**	**147**	**74**	**181**

(1) Sensitivity analysis assumes variation only in Brent crude oil prices (US$/barrel), with all other variables held constant.

Results - Hedge Operations (R$ million)


132
265
-101
681

Total 976

Derivatives Notional (US$ million)


282
149
4,843
8,670

Total 13,944

Derivatives Fair Value (R$ million)


158
131
544
2,634

Total 3,466

Debt Hedge | Cash flow Hedge | Commodity Hedge | Embedded Derivatives

Page 25 of 44

2Q26 EARNINGS RELEASE

suzano

NET INCOME (LOSS)

In 2Q26, the Company posted net income of R$1,807 million, compared to the net income of R$4,312 million in 1Q26 and R$5,012 million in 2Q25. The decline compared with 1Q26 was mainly due to a lower financial result, resulting from the smaller depreciation of the closing US$ against the R$ (1% versus the 5% appreciation of the US$ observed in 1Q26), as well as higher COGS and Selling Expenses. These effects were partially offset mainly by: i) a positive variation in other operating income/ expenses, driven by the positive revaluation of biological assets; ii) lower IR/CSLL expenses (primarily affecting the positive results from exchange rate variations on debt and the mark-to-market adjustments of derivatives); and iii) higher net revenue.

The decline compared to 2Q25 is explained by: i) a negative variation in the financial result, due to the smaller depreciation of the closing US$ against the R$ (1% versus the 5% depreciation of the US$ observed in 2Q25 compared to 1Q25); ii) lower net revenue; and iii) higher COGS. These factors were partially offset by the increase in other operating income/expenses, driven by the positive revaluation of biological assets, and by lower IR/CSLL expenses in 2Q26 compared to 2Q25, explained by the lower positive effect from exchange rate variation on debt and the smaller positive mark-to-market adjustment on derivatives.

DEBT

Debt (R$ million)	2Q26	1Q26	Δ Q-o-Q	2Q25	Δ Y-o-Y
Local Currency	**27,654**	**24,650**	**12%**	**21,783**	**27%**
Short Term	812	1,253	-35%	787	3%
Long Term	26,842	23,397	15%	20,996	28%
Foreign Currency	**65,052**	**66,086**	**-2%**	**69,844**	**-7%**
Short Term	3,516	2,181	61%	2,094	68%
Long Term	61,537	63,905	-4%	67,750	-9%
Gross Debt	**92,706**	**90,736**	**2%**	**91,627**	**1%**
(-) Cash	26,618	22,680	17%	20,788	28%
Net debt	**66,089**	**68,056**	**-3%**	**70,840**	**-7%**
Net debt/Adjusted EBITDA[1] (x) - R$	3.3 x	3.2 x	0.1 x	3.0 x	0.3 x
Net debt/Adjusted EBITDA[1] (x) – US$	3.4 x	3.3 x	0.1 x	3.1 x	0.3 x

(1) Excludes non-recurring items.

On June 30th, 2026, **gross debt** totaled R$92.7 billion and was composed of 95% long-term maturities and 5% short-term maturities. Foreign currency debt corresponded to 70% of the Company's total debt at the end of the quarter. The percentage of gross debt in foreign currency, considering the effect of debt hedge, was 85%. Compared to 1Q26, gross debt increased 2%, mainly due to local currency fundraising carried out during the period. Suzano ended 2Q26 with 36% of total debt linked to ESG instruments.

Suzano contracts debt in foreign currency as a natural hedge, since net operating cash generation is mostly denominated in foreign currency (US$) due to its predominant status as an exporter. This structural exposure allows the Company to match loans and financing payments in US$ with receivable flows from sales.

Page 26 of 44

Changes in Gross Debt (R$ million) (1) Corresponding mainly to transaction costs (issue, funding, goodwill, discount and loss on business combinations, etc.). On June 30th, 2026, the total average cost of debt in US$ was 5.1% p.a. (debt in R$ adjusted by the market swap curve). On March 31st, 2026, this cost was 5.0% p.a. The average term of consolidated debt at the end of the quarter was 75 months, compared to 76 months at the end of 1Q26. Exposure by Instrument Bond 46% Export Financing 17% Others 1% IFC 5% NCR 6% BNDES 8% ECA 2% Debenture 10% CPR 5% Exposure by Index¹ Fixed (US$) 67% CDI/SELIC 16% SOFR 17% Exposure by Currency² US$ 85% R$ 15% (1) Considers the portion of debt with swap for fixed rate in foreign currency. The exposure of the original debt was: Fixed (US$) – 46%, SOFR – 26%, CDI – 13%, Other (Fixed R$, IPCA, TJLP) – 14%. (2) Considers the portion of debt with currency swaps. The original debt structure comprised 73% in foreign currency and 27% in local currency. Cash and cash equivalents and financial investments on June 30th, 2026 amounted to R$26.6 billion, 54% of which were in foreign currency, allocated to interest-bearing accounts or in short-term fixed- income investments abroad. The remaining 46% was invested in local currency fixed-income bonds (mainly CDBs, but also in government bonds and other), with remuneration primarily indexed to the CDI rate. On June 30th, 2026, the Company also had a stand-by credit facility totaling R$9.2 billion (US$1,775 million) available through February 2031, as disclosed in the Notice to the Market released on February 5th, 2026. This facility strengthens the Company's liquidity position and can be withdrawn during times of uncertainty. As a result, cash and cash equivalents of R$26.6 billion plus the stand-by credit facility amounted to a readily available liquidity position of R$35.8 billion on June 30th, 2026. 2Q26 EARNINGS RELEASE Page 27 of 44

2Q26 EARNINGS RELEASE

suzano

Debt (in R$ and US$ million)


70,840
12,981
69,072
12,987
69,369
12,607
68,056
13,039
66,089
12,767
2Q25
3Q25
4Q25
1Q26
2Q26
R$
US$

Net Debt / Adjusted EBITDA in R$ and US$ (x)


3.1
3.0
3.3
3.1
3.2
3.2
3.3
3.2
3.4
3.3
2Q25
3Q25
4Q25
1Q26
2Q26
R$
US$

On June 30th, 2026, net debt stood at R$66.1 billion (US$12.8 billion), compared to R$68.1 billion (US$13.0 billion) on March 31st, 2026. For more details, refer to the "Changes in Net Debt" section.

Financial leverage, measured as the ratio of net debt to **Adjusted EBITDA** in R$, stood at 3.3 times on June 30th, 2026 (3.2 times on March 31st, 2026). The same ratio in US$ (the measure established in Suzano's financial policy) reached 3.4 times as of June 30th, 2026 (3.3 times on March 31st, 2026).

Amortization Schedule (R$ million)


35,806
9,188
26,618
2,488
4,504
6,357
12,345
13,387
13,741
39,884
Liquidity
6M26
2027
2028
2029
2030
2031
2032 onwards
Cash on hand
Stand-by Facilities
Debt

The breakdown of total gross debt between trade and non-trade finance on June 30st, 2026 is shown below:

	2026	2027	2028	2029	2030	2031 onwards	Total
Trade Finance[1]	34%	73%	39%	28%	38%	2%	17%
Non-Trade Finance[2]	66%	27%	61%	72%	62%	98%	83%

(1) ECC, ECN, EPP
(2) Bonds, BNDES, CPR, Debentures, RCN, among others.

Page 28 of 44

2Q26 EARNINGS RELEASE
suzano

CAPITAL EXPENDITURE

In 2Q26, capital expenditure (cash basis) totaled R$2,539 million. The 20% reduction compared to 1Q26 was mainly due to: i) lower disbursements in the Land and Forests line, as the second installment of R$439 million related to the wood swap transaction with Eldorado Brasil Celulose S.A. was paid in 1Q26. In addition, there were lower disbursements in the forest maintenance line, largely related to a lower volume of standing wood purchases.

Compared to 2Q25, the 20% reduction is primarily attributable to: i) lower investments in the Expansion and Modernization line, in line with the project disbursement schedule, particularly for the new tissue mill in Aracruz and the expansion of fluff pulp production capacity at the Limeira mill; ii) lower disbursements for silviculture and land acquisitions classified under the Land and Forests line, reflecting the forest area development schedule and the optimization of the leased land portfolio; iii) lower disbursements in the maintenance line, particularly forest maintenance, due to lower spending on silviculture and road network maintenance during the period; and iv) lower disbursements related to the Cerrado Project, in line with its disbursement schedule.

Investments (R$ million)[1]	2Q26	1Q26	Δ Q-o-Q	2Q25	Δ Y-o-Y	LTM 2Q26	Guidance 2026
Maintenance	**1,820**	**2,059**	**-12%**	**1,938**	**-6%**	**7,580**	**7,255**
Industrial maintenance	533	466	15%	542	-2%	1,979	2,084
Forestry maintenance	1,266	1,574	-20%	1,377	-8%	5,425	4,895
Others	21	19	7%	20	5%	176	276
Expansion and modernization	**107**	**147**	**-27%**	**454**	**-76%**	**974**	**836**
Land and forestry	**450**	**877**	**-49%**	**569**	**-21%**	**3,109**	**2,614**
Cerrado Project	**162**	**101**	**61%**	**219**	**-26%**	**624**	**242**
Total	**2,539**	**3,184**	**-20%**	**3,180**	**-20%**	**12,288**	**10,947**

(1) The amounts shown in the table do not reflect the impact of monetizing ICMS credits in the state of Espírito Santo. They do not consider the acquisition of non-controlling interest in Lenzing and the investments related to the acquisition of Pactiv's assets (Suzano Packaging US).

OPERATING CASH FLOW

Operating Cash Flow (R$ million)	2Q26	1Q26	Δ Q-o-Q	2Q25	Δ Y-o-Y	LTM 2Q26
Adjusted EBITDA[1]	4,705	4,580	3%	6,087	-23%	20,068
Maintenance Capex[2]	(1,820)	(2,059)	-12%	(1,938)	-6%	(7,580)
Operating Cash Flow	**2,885**	**2,521**	**14%**	**4,149**	**-30%**	**12,488**
Operating Cash Flow (R$/t)	**873**	**784**	**11%**	**1,128**	**-23%**	**892**

(1) Excludes non-recurring items.
(2) Cash basis.

Operating cash flow, measured by Adjusted EBITDA less sustaining capex (cash basis), amounted to R$2,885 million in 2Q26. The 11% increase in operating cash generation per tonne compared to 1Q26 was driven by lower sustaining capex per tonne. The 23% decrease compared to the same period of the previous year was mainly due to lower Adjusted EBITDA per tonne, in addition to higher sustaining capex per tonne.

Page 29 of 44

2Q26 EARNINGS RELEASE


Operating Cash Generation
per tonne (R$/t)
-23%
+11%
1,128
784
873
2Q25
1Q26
2Q26

FREE CASH FLOW

Free Cash Flow (R$ million)	2Q26	1Q26	Δ Q-o-Q	2Q25	Δ Y-o-Y	LTM 2Q26
Adjusted EBITDA	4,705	4,580	3%	6,087	-23%	20,068
(-) Total Capex[1]	(2,504)	(3,002)	-17%	(3,203)	-22%	(11,808)
(-) Leases contracts – IFRS 16	(345)	(364)	-5%	(342)	1%	(1,443)
(+/-) Δ Working capital[2]	483	(75)	–%	(864)	–%	1,533
(-) Net interest[3]	(670)	(1,726)	-61%	(652)	3%	(4,805)
(-) Income taxes	(59)	(69)	-14%	(24)	146%	(234)
(-) Dividend and interest on own capital payment/Share Buyback Program	(139)	(1,380)	–%	(169)	-18%	(1,519)
(+/-) Derivative cash adjustment	824	(58)	–%	155	–%	1,018
Free cash flow	**2,296**	**(2,093)**	**–%**	**989**	**132%**	**2,809**
(+) Total Capex ex-maintenance	882	1,299	-32%	1,464	-40%	5,095
(+) Dividend and interest on own capital payment/Share Buyback Program	139	1,380	-90%	169	-18%	1,519
Free cash flow – Adjusted[4]	**3,317**	**586**	**–%**	**2,622**	**27%**	**9,423**
Free Cash Flow Yield ("FCF Yield") - LTM[5]	**19.2%**	**13.6%**	**5,6 p.p.**	**20.3%**	**-1.1p.p**	**19.2%**

(1) On an accrual basis. Including land lease expenses, which are neutralized in the Working Capital line (2Q26: R$195 million | 1Q26: R$210 million | 2Q25: R$190 million), considering that the item "Lease contracts – IFRS 16" includes the total leases (land, machinery and equipment, real estate, ships and vessels, and vehicles).

(2) Considers costs of capitalized loans paid (2Q26 R$19 million | 1Q26: R$25 million | 2Q25: R$73 million), with no impact on free cash flow, which is included in the Total Capex item with the opposite sign.

(3) Considers interest paid on debt, interest received on financial investments and a premium for early debt settlement.

(4) Free cash flow prior to dividend and interest on equity payments, share buyback program and capex ex-maintenance (accrual basis).

(5) Adjusted LTM free cash flow per share (excluding treasury shares) divided by the closing share price for the quarter (2Q26: R$39.75 | 1Q26: R$51.90/share | 2Q25: R$51.21/share).

Page 30 of 44

2Q26 EARNINGS RELEASE

suzano

Adjusted Free Cash Flow in 2Q26 was R$3,317 million, compared to R$586 million in 1Q26 and R$2,622 million in 2Q25. Compared with the previous period, the indicator increased mainly due to: (i) a lower concentration of interest payments during the quarter, reflecting the payment schedule of the bonds and the absence of disbursements related to early repayment premiums, which had been incurred in the previous quarter; (ii) positive cash settlements from derivatives, compared with negative cash settlements recorded in the previous quarter; (iii) working capital release, mainly driven by favorable changes in suppliers and salaries and payroll-related charges. This working capital effect was partially offset by the use of cash in accounts receivable, reflecting higher prices and sales volumes, and in inventories, in line with the inventory rebuild observed during the period; and (iv) higher Adjusted EBITDA.

Compared to 2Q25, Adjusted Free Cash Flow was 27% higher, mainly due to: i) working capital release (versus consumption in 2Q25), primarily driven by lower consumption in Accounts Receivable and favorable changes in other assets and liabilities; ii) a higher positive cash adjustment from derivatives; and iii) lower sustaining capex on an accrual basis. These effects were partially offset by lower Adjusted EBITDA.

ROIC ("RETURN ON INVESTED CAPITAL")

ROIC (%) - LTM (R$ million)	2Q26	1Q26	Δ Q-o-Q	2Q25	Δ Y-o-Y
(+) Adjusted EBITDA	20,068	21,451	-6%	23,957	-16%
(-) Total Capex	(11,808)	(12,507)	-6%	(18,284)	-35%
(-) Lease contracts – IFRS 16	(1,443)	(1,441)	0%	(1,406)	3%
(+/-) Δ Working Capital	1,533	186	—%	1,656	-7%
(-) Income Tax and CSLL (cash)	(234)	(199)	18%	(376)	-38%
(+) Capex ex-maintenance	5,095	5,677	-10%	10,990	-54%
(+/-) Cash hedge from the cash flow adjustment	546	45	—%	(70)	—%
Adjusted Cash Flow	**13,756**	**13,211**	**4%**	**16,467**	**-16%**
(+) Total Assets (-) Liabilities (excluding debt)	139,614	137,699	1%	131,925	6%
(+) MtM debt hedge[1]	(279)	62	—%	828	—%
(-) Work in Progress	(2,830)	(3,398)	-17%	(3,996)	-29%
Invested Capital	**136,506**	**134,363**	**2%**	**128,757**	**6%**
(+/-) Accounting Adjustments - CPC 06, 27, and 29[2]	(3,544)	(3,301)	7%	(3,310)	7%
Adjusted Invested Capital	**132,962**	**131,062**	**1%**	**125,447**	**6%**
ROIC - LTM[3]	**10.3%**	**10.1%**	**0.2 p.p.**	**13.1%**	**-2.8 p.p.**

(1) Refers to the LTM average MtM of the foreign exchange swaps (Swap (CDI x US$), Swap (CDI x SOFR) and Swap (RMB x US$)).

(2) Accounting Adjustments: 1) CPC 06 – Right-of-Use/Lease Liabilities: Effect corresponding to the depreciation of the Right-of-Use asset (+) Amortization of the Present Value Adjustment and its related Deferred Income Tax. 2) CPC 27 – Property, Plant and Equipment (Deemed Cost): Exclusion of the accounting effect (and related Deferred Income Tax) arising from the market value adjustment of the Company's assets upon adoption of Law 11,638. 3) CPC 29 – Biological Assets: Exclusion of the effect from the appreciation of Biological Assets and the related Deferred Income Tax.

(3) For profit and loss accounts (numerator), the total for the last four quarters (last 12 months) is considered. For balance sheet accounts (denominator), the average of the most recent four quarters (last 12 months) is considered.

Page 31 of 44

2Q26 EARNINGS RELEASE

CHANGES IN NET DEBT

Following were the changes in net debt in 2Q26:

Changes in Net Debt (R$ million)


68,056
(4,705)
2,504
(483)
927
59
(259)
139
(149)
66,089
Net Debt Mar 2026
Adjusted EBITDA
Total Capex¹
ΔWorking Capital
Accrued Net Interest
Taxes
FX²
Dividends /Share buyback
Others³
Net Debt Jun 2026

(1) Accrual basis.
(2) Net of exchange variations on cash and financial investments.
(3) Considers cash amounts related to derivative adjustments, lease agreements, and other items.

ESG

In line with its long-term strategy, Suzano continues to make consistent progress on its ESG priorities, which are integrated into its business model. During the period, the Company actively participated in London Climate Action Week, one of the leading global forums on climate and sustainable development. Throughout the event, Suzano engaged in strategic discussions with leading organizations, market participants, and key opinion leaders, in addition to holding bilateral meetings. The Company also participated in panel discussions and roundtables, further enhancing the visibility of its initiatives related to climate, nature, and sustainable development.

DISCLOSED GUIDANCE TRACKING

TOTAL OPERATING DISBURSEMENT (TOD) - PULP

As disclosed in the Material Fact notice of December 11th, 2025, the total operational expenditure forecast for 2027 is approximately R$1,983 per tonne. The indicator has been evolving according to plan, considering the exchange rate and monetary assumptions used. Said estimate refers to the currency in real terms of 2026. The Company also reports that the total operational expenditure for 2025 was R$2,062/t, consisting of cash cost of production (including downtimes) of R$853/t, sustaining capex of R$531/t and freight plus SG&A of R$678/t.

PULP CASH COST

As disclosed in the Material Fact notice of May 11, 2026, projected pulp cash production cost, excluding the effects of scheduled maintenance downtime, for the second quarter of 2026 was projected to range from R$830/t to R$840/t, representing an increase of approximately 3% to 5% compared with the first quarter of 2026. This estimate was based on assumptions of an average exchange rate (US$/R$) of R$5.00 during the quarter and a Brent crude oil price (ICE Brent Crude) of US$87 per barrel.

Pulp cash production cost, excluding the effects of scheduled maintenance downtime, amounted to R$843/t in 2Q26, in line with the previously disclosed guidance and slightly above the level recorded in the first quarter of 2026 (+5.1%). During the period, the average exchange rate (US$/R$) was R$5.05 and the Brent crude oil price (ICE Brent Crude) averaged US$97 per barrel.

Page 32 of 44

The Company maintains its guidance for this indicator at approximately R$800/t for 2026, based on assumptions of an average exchange rate of R$5.07/US$ and a Brent crude oil price of US$84 per barrel for the full year. NET DEBT AND LEVERAGE As disclosed in the Material Fact notice of May 11, 2026, the Company’s net debt and leverage targets in US$ were, respectively: (a) US$11.0 billion and (b) below 2.5x, with the expectation that such targets will be achieved during fiscal years 2027 and 2028. The leverage ratio is measured as net debt divided by Adjusted EBITDA for the preceding twelve-month period. These estimates were based on average exchange rate (US$/R$) assumptions of R$5.17 for 2026, R$5.25 for 2027 and R$5.28 for 2028, in nominal terms (according to average exchange rate projections based on the Central Bank’s Market Expectations System). Net debt in US$ amounted to US$12.8 billion in 2Q26, representing a 2% reduction compared with the previous quarter. US$ leverage increased to 3.4x as of June 30, 2026 (3.1x as of June 30, 2025). EVENTS SUBSEQUENT TO THE REPORTING PERIOD On June 5, 2025, the Company announced that its wholly owned subsidiary, Suzano International Holding B.V., incorporated in the Netherlands, entered into an Equity and Asset Purchase Agreement with Kimberly-Clark Corporation (“K-C”) for the acquisition of a 51% equity interest (the “Transaction”) in FamPro Tissue Holdings B.V. (“Arbex”), a newly incorporated company in the Netherlands. As part of the Transaction, Suzano was granted a call option to acquire the remaining 49% equity interest in Arbex, exercisable from the third anniversary of the closing of the Transaction or, under certain circumstances, prior to that date. The exercise of the option is at Suzano’s sole discretion. The Transaction involves the acquisition of assets and businesses related to the manufacturing, marketing, distribution, and sale of tissue products in selected jurisdictions across the Americas, Europe, Asia, Africa, and Oceania. The Transaction includes 22 production facilities located in 14 countries, as well as the transfer of certain regional brands and the royalty-free licensing of K-C’s global brands to Arbex in the covered regions. Kimberly-Clark will retain ownership of the remaining 49% equity interest in Arbex. The Transaction also provides for a call option granted to Suzano to acquire K-C’s remaining interest, exercisable from the third anniversary of Closing or, under certain circumstances, prior to such date. The exercise of the option is at Suzano’s sole discretion. On May 28, 2026, the Company and K-C obtained final approval from the antitrust authorities for the completion of the Transaction. On July 1, 2026 (“Closing”), Suzano, through its wholly owned subsidiary in the Netherlands (Suzano International Holding B.V.), completed the acquisition of a 51% equity interest in Arbex, thereby obtaining exclusive control of that entity on that date. Additional information regarding the Transaction is disclosed in Note 29 – Subsequent Events. The Transaction did not result in any accounting impacts on the Company’s separate and consolidated interim financial information up to the date of issuance of these financial statements. 2Q26 EARNINGS RELEASE Page 33 of 44

2Q26 EARNINGS RELEASE

CAPITAL MARKETS

On June 30, 2026, Suzano's stock was quoted at R$39.75/share (SUZB3) and US$7.76/share (SUZ). The Company's stock is listed on the Novo Mercado, the listing segment of the São Paulo Stock Exchange (B3 – Brasil, Bolsa e Balcão) with the highest corporate governance standards, and on the New York Stock Exchange (NYSE) - Level II.


Stock Performance
140
120
100
80
60
jul-25
aug-25
sep-25
oct-25
nov-25
dec-25
jan-26
feb-26
mar-26
apr-26
may-26
jun-26
IBOV 23%
S&P 500 21%
SUZ US -17%
SUZB3 -22%
SUZB3
IBOV
SUZ US
S&P 500

Source: Bloomberg


Liquidity - SUZB3
21,323
14,274
18,986
20,280
19,799
333
228
306
348
328
2Q25
3Q25
4Q25
1Q26
2Q26
Avg. Number of Trades (Daily)
Avg. Daily Volume (R$ million)

Source: Bloomberg.

Under the 6th share buyback program announced and currently in effect (the "February/2026 Program"), by the end of June 2026, the Company had traded 3,128,800 shares at an average acquisition cost of R$42.68 per share, representing R$134 million in market value, according to the monthly reports released by the Company in compliance with CVM Instruction No. 44.

On June 30, 2026, the Company's capital stock consisted of 1,264,117,615 common shares, of which 30,980,893 common shares were held in treasury. Suzano's market capitalization on the same date (excluding treasury shares) stood at R$49.0 billion. Free float in 2Q26 corresponded to 49% of the total capital.

Page 34 of 44

2Q26 EARNINGS RELEASE

Free Float distribution on 06/30/2026 (B3 + NYSE)


28%
72%
Foreign
Local


9%
91%
Individual Investors
Institutional Investors

Ownership structure on 06/30/2026


2%
49%
49%
Other Shareholders
Treasury
Controlling Shareholders

FIXED INCOME

	Unit	Jun/26	Mar/26	Jun/25	Δ Q-o-Q	Δ Y-o-Y
Suzano 2028 – Price	US$/k	94.90	94.95	93.02	0%	2%
Suzano 2028 – Yield	%	4.97	4.70	4.88	6%	2%
Suzano 2029 – Price	US$/k	101.70	102.18	102.94	0%	-1%
Suzano 2029 – Yield	%	5.28	5.15	5.08	3%	4%
Suzano 2030 – Price	US$/k	98.60	98.71	99.83	0%	-1%
Suzano 2030 – Yield	%	5.42	5.38	5.04	1%	8%
Suzano 2031 – Price	US$/k	93.90	92.87	93.49	1%	0%
Suzano 2031 – Yield	%	5.52	5.46	5.11	1%	8%
Suzano 2032 – Price	US$/k	88.70	87.83	88.23	1%	1%
Suzano 2032 – Yield	%	5.52	5.62	5.28	-2%	5%
Suzano 2036 – Price	US$/k	97.40	96.52	—	—	—
Suzano 2036 – Yield	%	5.86	5.97	—	—	—
Suzano 2047 – Price	US$/k	107.40	106.41	106.55	1%	1%
Suzano 2047 – Yield	%	6.35	6.44	6.44	-1%	-1%
Treasury 10 years	%	4.47	4.32	4.23	3%	6%

Note: Senior Notes issued with face value of 100 US$/k.

RATING

Agency	National Scale	Global Scale	Outlook
Fitch Ratings	AAA	BBB-	Positive
Standard & Poor's	br.AAA	BBB-	Positive
Moody's	Aaa	Baa3	Positive

Page 35 of 44

UPCOMING EVENTS Earnings Conference Call (2Q26) Date: August 13th, 2026 (Thursday) Portuguese (simultaneous translation) English 10h00 (Brasília) 10:00 a.m. (Brasília) 09h00 (New York) 09:00 a.m. (New York) 14h00 (London) 02:00 p.m. (London) The conference call will be held in English and feature a presentation, with simultaneous webcast. The access links will be available on the Company’s Investor Relations website (https://ir.suzano.com.br). If you are unable to participate, the webcast link will be available for future consultation on the Investor Relations website of Suzano. IR CONTACTS Marcos Assumpção Camila Nogueira Roberto Costa Mariana Spinola Victor Valladares Chayrerison Bezerra Gabriela Bonassi Tel.: +55 (11) 3503-9330 ri@suzano.com.br www.suzano.com.br/ri 2Q26 EARNINGS RELEASE Page 36 of 44

2Q26 EARNINGS RELEASE
suzano

APPENDICES

APPENDIX 1 – Operating Data

Revenue Breakdown (R$ '000)	2Q26	1Q26	Δ Q-o-Q	2Q25	Δ Y-o-Y	6M26	6M25	Δ Y-o-Y
Exports	**9,289,036**	**8,896,669**	**4%**	**11,021,851**	**-16%**	**18,185,705**	**20,426,160**	**-11%**
Pulp	8,305,710	7,940,049	5%	9,810,475	-15%	16,245,759	17,964,602	-10%
Paper	983,326	956,620	3%	1,211,376	-19%	1,939,946	2,461,558	-21%
Domestic Market	**2,301,097**	**2,071,747**	**11%**	**2,274,044**	**1%**	**4,372,844**	**4,422,656**	**-1%**
Pulp	450,149	405,693	11%	477,487	-6%	855,842	934,903	-8%
Paper	1,850,948	1,666,054	11%	1,796,557	3%	3,517,002	3,487,753	1%
Total Net Revenue	**11,590,133**	**10,968,416**	**6%**	**13,295,895**	**-13%**	**22,558,549**	**24,848,816**	**-9%**
Pulp	8,755,859	8,345,742	5%	10,287,962	-15%	17,101,601	18,899,505	-10%
Paper	2,834,274	2,622,674	8%	3,007,933	-6%	5,456,948	5,949,311	-8%

Sales volume ('000)	2Q26	1Q26	Δ Q-o-Q	2Q25	Δ Y-o-Y	6M26	6M25	Δ Y-o-Y
Exports	**2,896,571**	**2,839,384**	**2%**	**3,295,197**	**-12%**	**5,735,955**	**5,970,374**	**-4%**
Pulp	2,737,399	2,686,764	2%	3,118,674	-12%	5,424,163	5,624,962	-4%
Paper	159,172	152,620	4%	176,523	-10%	311,792	345,412	-10%
Paperboard	80,499	77,210	4%	83,027	-3%	157,709	179,700	-12%
Printing & Writing	77,701	73,314	6%	92,687	-16%	151,015	164,315	-8%
Other paper[1]	972	2,096	-54%	809	20%	3,068	1,397	—%
Domestic Market	**406,385**	**374,286**	**9%**	**384,725**	**6%**	**780,671**	**750,204**	**4%**
Pulp	159,154	148,599	7%	150,059	6%	307,753	294,315	5%
Paper	247,231	225,687	10%	234,666	5%	472,918	455,889	4%
Paperboard	42,284	33,002	28%	38,265	11%	75,286	71,361	6%
Printing & Writing	138,978	130,375	7%	133,520	4%	269,353	260,295	3%
Other paper[1]	65,969	62,310	6%	62,881	5%	128,279	124,233	3%
Total Sales Volume	**3,302,956**	**3,213,670**	**3%**	**3,679,922**	**-10%**	**6,516,626**	**6,720,578**	**-3%**
Pulp	2,896,553	2,835,363	2%	3,268,733	-11%	5,731,916	5,919,277	-3%
Paper	406,403	378,307	7%	411,189	-1%	784,710	801,301	-2%
Paperboard	122,783	110,212	11%	121,292	1%	232,995	251,061	-7%
Printing & Writing	216,679	203,689	6%	226,207	-4%	420,368	424,610	-1%
Other paper[1]	66,941	64,406	4%	63,690	5%	131,347	125,630	5%

(1) Paper of other manufacturers sold by Suzano and tissue paper.

Average net price (R$/t)	2Q26	1Q26	Δ Q-o-Q	2Q25	Δ Y-o-Y	6M26	6M25	Δ Y-o-Y
Exports	**3,207**	**3,133**	**2%**	**3,345**	**-4%**	**3,170**	**3,421**	**-7%**
Pulp	3,034	2,955	3%	3,146	-4%	2,995	3,194	-6%
Paper	6,178	6,268	-1%	6,862	-10%	6,222	7,126	-13%
Domestic Market	**5,662**	**5,535**	**2%**	**5,911**	**-4%**	**5,601**	**5,895**	**-5%**
Pulp	2,828	2,730	4%	3,182	-11%	2,781	3,177	-12%
Paper	7,487	7,382	1%	7,656	-2%	7,437	7,650	-3%
Total	**3,509**	**3,413**	**3%**	**3,613**	**-3%**	**3,462**	**3,697**	**-6%**
Pulp	3,023	2,943	3%	3,147	-4%	2,984	3,193	-7%
Paper	6,974	6,933	1%	7,315	-5%	6,954	7,425	-6%

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2Q26 EARNINGS RELEASE

Average net price (US$/t)	2Q26	1Q26	Δ Q-o-Q	2Q25	Δ Y-o-Y	6M26	6M25	Δ Y-o-Y
Exports	**635**	**596**	**7%**	**589**	**8%**	**615**	**594**	**4%**
Pulp	601	562	7%	555	8%	581	555	5%
Paper	1,223	1,192	3%	1,210	1%	1,207	1,237	-2%
Domestic Market	**1,121**	**1,052**	**7%**	**1,043**	**7%**	**1,087**	**1,024**	**6%**
Pulp	560	519	8%	562	0%	540	552	-2%
Paper	1,483	1,403	6%	1,351	10%	1,443	1,328	9%
Total Net Revenue	**695**	**649**	**7%**	**637**	**9%**	**672**	**642**	**5%**
Pulp	599	560	7%	554	8%	579	554	5%
Paper	1,381	1,318	5%	1,290	7%	1,349	1,289	5%

FX Rate R$/US$	2Q26	1Q26	Δ Q-o-Q	2Q25	Δ Y-o-Y	6M26	6M25	Δ Y-o-Y
Closing	5.18	5.22	-1%	5.46	-5%	5.18	5.46	-5%
Average	5.05	5.26	-4%	5.67	-11%	5.15	5.76	-11%

Page 38 of 44

2Q26 EARNINGS RELEASE

suzano

APPENDIX 2 – Consolidated Income Statement and Goodwill Amortization

Income Statement (R$ '000)	2Q26	1Q26	Δ Q-o-Q	2Q25	Δ Y-o-Y	6M26	6M25	Δ Y-o-Y
Net Revenue	**11,590,133**	**10,968,416**	**6%**	**13,295,895**	**-13%**	**22,558,549**	**24,848,816**	**-9%**
Cost of Goods Sold	(8,761,465)	(7,807,576)	12%	(8,608,124)	2%	(16,569,041)	(16,337,291)	1%
Gross Profit	**2,828,668**	**3,160,840**	**-11%**	**4,687,771**	**-40%**	**5,989,508**	**8,511,525**	**-30%**
Gross Margin	*24%*	*29%*	*-4.4 p.p.*	*35%*	*-11 p.p.*	*27%*	*34%*	*-8 p.p.*
Operating Expense/Income	**(40,037)**	**(1,385,704)**	**-97%**	**(1,812,627)**	**-98%**	**(1,425,741)**	**(3,377,346)**	**-58%**
Selling Expenses	(813,147)	(752,044)	8%	(838,250)	-3%	(1,565,191)	(1,593,132)	-2%
General and Administrative Expenses	(556,623)	(682,803)	-18%	(647,466)	-14%	(1,239,426)	(1,321,017)	-6%
Other Operating Income (Expenses)	1,334,957	69,515	—%	(154,906)	—%	1,404,472	(274,115)	—%
Equity Equivalence	(5,224)	(20,372)	-74%	(172,005)	-97%	(25,596)	(189,082)	-86%
EBIT	**2,788,631**	**1,775,136**	**57%**	**2,875,144**	**-3%**	**4,563,767**	**5,134,179**	**-11%**
Depreciation, Amortization & Depletion	**3,132,602**	**2,806,652**	**12%**	**2,839,264**	**10%**	**5,939,254**	**5,336,686**	**11%**
EBITDA	**5,921,233**	**4,581,788**	**29%**	**5,714,408**	**4%**	**10,503,021**	**10,470,865**	**—%**
EBITDA Margin	*51%*	*42%*	*9 p.p.*	*43%*	*8 p.p.*	*47%*	*42%*	*4 p.p.*
Adjusted EBITDA[1]	**4,704,606**	**4,580,145**	**3%**	**6,087,418**	**-23%**	**9,284,751**	**10,953,192**	**-15%**
Adjusted EBITDA Margin[1]	*41%*	*42%*	*-1 p.p.*	*46%*	*-5 p.p.*	*41%*	*44%*	*-3 p.p.*
Net Financial Result	**(10,420)**	**4,616,436**	**—%**	**4,424,965**	**—%**	**4,606,016**	**12,121,178**	**-62%**
Financial Revenues	523,754	486,013	8%	383,259	37%	1,009,767	822,112	23%
Financial Expenses	(1,705,981)	(1,804,931)	-5%	(1,606,439)	6%	(3,510,912)	(3,246,524)	8%
Net Proceeds Generated by Derivatives	976,349	3,025,599	-68%	2,659,346	-63%	4,001,948	6,352,505	-37%
Exchange Rate Variation	195,458	2,909,755	-93%	2,988,799	-93%	3,105,213	8,193,085	-62%
Earnings Before Taxes	**2,778,211**	**6,391,572**	**-57%**	**7,300,109**	**-62%**	**9,169,783**	**17,255,357**	**-47%**
Income and Social Contribution Taxes	**(970,745)**	**(2,079,581)**	**-53%**	**(2,288,156)**	**-58%**	**-3,050,326**	**-5,895,226**	**-48%**
Net Income (Loss)	**1,807,466**	**4,311,991**	**-58%**	**5,011,953**	**-64%**	**6,119,457**	**11,360,131**	**-46%**
Net Margin	*16%*	*39%*	*-24 p.p.*	*38%*	*-22 p.p.*	*27%*	*46%*	*-19 p.p.*

(1) Excluding non-recurring items and PPA effects.

Goodwill amortization - PPA (R$ '000)	2Q26	1Q26	Δ Q-o-Q	2Q25	Δ Y-o-Y
COGS	(97,059)	(95,582)	2%	(117,810)	-18%
Selling Expenses	(210,066)	(210,303)	0%	(206,445)	2%
General and administrative expenses	(1,156)	(1,166)	-1%	(1,215)	-5%
Other operational revenues (expenses)	10,413	25,113	-59%	12,192	-15%

Page 39 of 44

2Q26 EARNINGS RELEASE

APPENDIX 3 – Consolidated Balance Sheet

Assets (R$ '000)	06/30/2026	12/31/2025	06/30/2025
Current Assets			
Cash and cash equivalents	16,645,571	15,179,753	12,283,589
Financial investments	9,623,714	9,932,774	8,087,850
Trade accounts receivable	6,214,486	6,560,607	7,287,028
Inventories	8,659,835	8,155,847	8,619,236
Recoverable taxes	860,433	887,085	997,666
Recoverable income taxes	858,585	659,202	450,232
Derivative financial instruments	3,109,949	1,556,978	1,100,397
Advance to suppliers	104,050	76,818	88,514
Other assets	783,477	858,005	994,602
Total Current Assets	**46,860,100**	**43,867,069**	**39,909,114**
Non-Current Assets			
Financial investments	348,297	319,680	416,100
Recoverable taxes	924,429	945,699	962,263
Deferred taxes	122,709	1,504,014	2,376,910
Derivative financial instruments	8,794,443	8,014,683	4,055,943
Advance to suppliers	3,179,413	2,788,262	2,604,168
Judicial deposits	417,696	418,301	595,786
Other assets	193,814	187,102	196,833
Biological assets	27,631,695	26,097,164	23,221,979
Investments	1,128,854	1,194,877	1,406,416
Property, plant and equipment	63,694,980	64,296,187	64,968,479
Right of use on lease agreements	5,215,078	5,331,789	5,286,063
Intangible	12,534,267	12,970,692	13,422,839
Total Non-Current Assets	**124,185,675**	**124,068,450**	**119,513,779**
Total Assets	**171,045,775**	**167,935,519**	**159,422,893**

Liabilities and Equity (R$ '000)	06/30/2026	12/31/2025	06/30/2025
Current Liabilities			
Trade accounts payable	5,585,058	5,141,386	5,951,839
Loans, financing and debentures	4,327,219	3,004,905	2,881,840
Accounts payable for lease operations	876,526	857,810	838,023
Derivative financial instruments	1,164,069	1,205,029	1,044,493
Taxes payable	173,124	240,010	210,665
Income taxes payable	70,181	218,238	280,624
Payroll and charges	864,329	1,132,713	857,033
Dividends payable	7,352	1,393,121	1,997
Advance from customers	120,269	132,408	146,569
Other liabilities	683,783	447,251	403,873
Total Current Liabilities	**13,871,910**	**13,772,871**	**12,616,956**
Non-Current Liabilities			
Loans, financing and debentures	88,378,903	91,796,352	88,745,316
Accounts payable for lease operations	5,830,892	6,072,080	5,949,974
Derivative financial instruments	7,274,267	8,136,320	4,606,340
Provision for judicial liabilities	2,755,699	2,801,738	2,845,990
Actuarial liabilities	753,384	741,143	738,016
Deferred taxes	1,642,469	—	—
Share-based compensation plans	304,921	332,322	331,590
Provision for loss on investments in subsidiaries	—	—	1,446
Other liabilities	381,817	330,520	315,960
Total Non-Current Liabilities	**107,322,352**	**110,210,475**	**103,534,632**
Total Liabilities	**121,194,262**	**123,983,346**	**116,151,588**
Shareholders' Equity			
Share capital	24,250,120	24,235,546	19,235,546
Capital reserves	76,870	80,742	57,620
Treasury shares	(1,625,577)	(1,511,146)	(1,511,146)
Retained earnings reserves	20,103,660	20,118,234	12,978,898
Other reserves	763,531	888,669	945,642
Retained earnings	6,129,289	—	11,431,251
Controlling shareholders'	**49,697,893**	**43,812,045**	**43,137,811**
Non-controlling interest	153,620	140,128	133,494
Total Equity	**49,851,513**	**43,952,173**	**43,271,305**
Total Liabilities and Equity	**171,045,775**	**167,935,519**	**159,422,893**

Page 40 of 44

2Q26 EARNINGS RELEASE

APPENDIX 4 – Consolidated Statement of Cash Flow

Cash Flow (R$ '000)	2Q26	2Q25	6M26	6M25
OPERATING ACTIVITIES				
Net income (loss) for the period	**1,807,466**	**5,011,953**	**6,119,457**	**11,360,131**
Depreciation, depletion and amortization	3,046,077	2,761,011	5,771,399	5,169,036
Depreciation of right of use	86,525	78,253	167,855	167,650
Interest expense on lease liabilities	119,721	114,050	232,932	230,308
Result from the sale and write-off of non-current assets	(156,245)	77,792	(188,297)	124,099
Income (expense) from associates and joint ventures	5,224	172,005	25,596	189,082
Exchange rate and monetary variations, net	(195,458)	(2,988,799)	(3,105,213)	(8,193,085)
Interest expenses on financing, loans and debentures	1,450,436	1,446,510	2,876,547	2,859,388
Capitalized loan costs	(19,360)	(73,366)	(44,289)	(126,119)
Accrual of interest on marketable securities	(336,480)	(252,156)	(648,105)	(516,596)
Amortization of transaction costs, premium and discounts	26,134	16,251	84,591	48,174
Derivative (gains) loss, net	(976,349)	(2,659,346)	(4,001,948)	(6,352,505)
Fair value adjustment of biological assets	(1,157,728)	73,248	(1,157,728)	73,248
Deferred income tax and social contribution	857,315	2,044,722	3,024,433	5,584,692
Interest on actuarial liabilities	20,212	19,822	40,423	39,644
Provision (reversal) for judicial liabilities, net	(2,417)	(65,626)	28,334	(36,641)
Provision (reversal) for doubtful accounts, net	(11,927)	37,888	(28,534)	45,541
Provision for inventory losses, net	14,044	9,319	16,193	13,794
Provision for loss of ICMS credits, net	9,355	38,174	(3,856)	83,940
Premium expenses on early settlements	(794)	–	(129,841)	–
Other	26,367	17,998	44,052	33,854
Decrease (increase) in assets	**(595,611)**	**(1,732,000)**	**(175,101)**	**183,060**
Trade accounts receivable	(422,764)	(1,341,979)	215,552	896,134
Inventories	(237,595)	28,425	(362,309)	(402,359)
Recoverable taxes	(37,622)	(141,187)	(154,311)	(216,650)
Other assets	102,370	(277,259)	125,967	(94,065)
Increase (decrease) in liabilities	**1,059,579**	**795,063**	**539,600**	**138,634**
Trade accounts payable	732,548	496,643	801,299	405,235
Taxes payable	20,241	308,610	(93,040)	313,913
Payroll and charges	145,774	158,545	(265,293)	(370,336)
Other liabilities	161,016	(168,735)	96,634	(210,178)
Cash generated from operations	**5,077,674**	**4,942,766**	**9,748,182**	**11,119,329**
Payment of interest on financing, loans and debentures	(917,990)	(872,840)	(2,629,067)	(2,887,340)
Capitalized loan costs paid	19,360	73,366	44,289	126,119
Premium expenses on early settlements	(794)	–	(129,841)	–
Interest received on marketable securities	249,027	220,884	363,178	582,826
Payment of income tax and social contribution	(58,701)	(23,601)	(127,398)	(182,669)
Cash provided by operating activities	**4,368,576**	**4,340,575**	**7,269,343**	**8,758,265**
INVESTING ACTIVITIES				
Additions to property, plant and equipment	(927,045)	(1,386,499)	(1,817,608)	(2,618,399)
Additions to intangible	(67,302)	(10,243)	(71,385)	(22,079)
Additions to biological assets	(1,509,475)	(1,806,250)	(3,617,275)	(3,642,430)
Proceeds from sales of property, plant and equipment and biological assets	147,185	34,907	250,712	78,458
Capital increase in affiliates	(2,500)	(7,339)	(2,500)	(7,339)
Marketable securities, net	593,707	(1,572,721)	531,558	4,794,845
Advances for acquisition (receipt) of wood from operations with development and partnerships	(176,053)	(117,642)	(433,255)	(124,640)
Dividends received	3,854	8,835	3,854	8,835
Cash used in investing activities	**(1,937,629)**	**(4,856,952)**	**(5,155,899)**	**(1,532,749)**
FINANCING ACTIVITIES				
Proceeds from loans, financing and debentures	2,805,659	5,605,949	2,896,932	12,661,193
Proceeds (payment) of derivative transactions	824,294	154,723	766,203	279,281
Payment of loans, financing and debentures	(1,195,545)	(2,162,586)	(1,669,130)	(13,338,107)
Payment of leases	(344,743)	(342,248)	(708,928)	(713,779)
Payment of dividends	(5,506)	(15,251)	(1,385,007)	(2,208,154)
Shares repurchased	(133,541)	(153,254)	(133,541)	(191,918)
Cash provided (used) by financing activities	**1,950,618**	**3,087,333**	**(233,471)**	**(3,511,484)**
Increase (decrease) in cash and cash equivalents, net	**4,381,565**	**2,570,956**	**1,879,973**	**3,714,032**
At the beginning of the period	12,176,019	9,914,505	15,179,753	9,018,818
Exchange variation on cash and cash equivalents	**87,987**	**(201,872)**	**(414,155)**	**(449,261)**
At the end of the period	16,645,571	12,283,589	16,645,571	12,283,589
Increase (decrease) in cash and cash equivalents, net	**4,381,565**	**2,570,956**	**1,879,973**	**3,714,032**

Page 41 of 44

2Q26 EARNINGS RELEASE

APPENDIX 5 – EBITDA

(R$ '000, except where otherwise indicated)	2Q26	2Q25	6M26	6M25
Net income	1,807,466	5,011,953	6,119,457	11,360,131
Net Financial Result	10,420	(4,424,965)	(4,606,016)	(12,121,178)
Income and Social Contribution Taxes	970,745	2,288,156	3,050,326	5,895,226
EBIT	**2,788,631**	**2,875,144**	**4,563,767**	**5,134,179**
Depreciation, Amortization and Depletion	3,132,602	2,839,264	5,939,254	5,336,686
EBITDA[1]	**5,921,233**	**5,714,408**	**10,503,021**	**10,470,865**
EBITDA Margin	*51%*	*43%*	*47%*	*53%*
Fair Value Update - Biological Asset	(1,157,728)	73,248	(1,157,728)	73,248
Write-off of stacked wood inventory	25,306	2,530	26,016	2,530
Equity method	5,224	172,005	25,596	189,082
Extinction of packaging business line	3	27	60	50
Expenses on Asset Acquisition and Business Combinations	44,149	9,197	59,211	9,197
Effective loss of the development contract advance program	335	35	277	181
Restructuring Expenses	36,904	—	44,381	—
Extemporaneous tax credits	(23,930)	—	(23,930)	—
Impairment of subsidiaries	—	76,066	—	76,066
Provision for loss of ICMS credits, net	9,355	38,175	(3,856)	83,940
Income from disposal and write-off of non-current assets	(156,245)	1,727	(188,297)	48,033
Adjusted EBITDA	**4,704,606**	**6,087,418**	**9,284,751**	**10,953,192**
Adjusted EBITDA Margin	*41%*	*46%*	*41%*	*44%*

(1) The Company's EBITDA is calculated in accordance with CVM Instruction 527 of October 4, 2012.

Page 42 of 44

2Q26 EARNINGS RELEASE

APPENDIX 6 – Segmented Income Statement

Segmented Income Statement (R$ '000)	2Q26				2Q25			
	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated
Net Revenue	**8,755,859**	**2,834,274**	**-**	**11,590,133**	**10,287,962**	**3,007,933**	**-**	**13,295,895**
Cost of Goods Sold	(6,629,400)	(2,132,065)	-	(8,761,465)	(6,544,521)	(2,063,603)	-	(8,608,124)
Gross Profit	**2,126,459**	**702,209**	**-**	**2,828,668**	**3,743,441**	**944,330**	**-**	**4,687,771**
Gross Margin	*24%*	*25%*	-	*24%*	*36%*	*31%*	-	*35%*
Operating Expense/Income	**302,742**	**(342,779)**	**-**	**(40,037)**	**(1,403,567)**	**(409,060)**	**-**	**(1,812,627)**
Selling Expenses	(495,563)	(317,584)	-	(813,147)	(539,822)	(298,428)	-	(838,250)
General and Administrative Expenses	(354,712)	(201,911)	-	(556,623)	(433,484)	(213,982)	-	(647,466)
Other Operating Income (Expenses)	1,154,776	180,181	-	1,334,957	(252,661)	97,755	-	(154,906)
Equity Equivalence	(1,759)	(3,465)	-	(5,224)	(177,600)	5,595	-	(172,005)
EBIT	**2,429,201**	**359,430**	**-**	**2,788,631**	**2,339,874**	**535,270**	**-**	**2,875,144**
Depreciation, Amortization & Depletion	2,848,115	284,487	-	3,132,602	2,557,181	282,083	-	2,839,264
EBITDA	**5,277,316**	**643,917**	**-**	**5,921,233**	**4,897,055**	**817,353**	**-**	**5,714,408**
EBITDA Margin	*60%*	*23%*	-	*51%*	*48%*	*27%*	-	*43%*
Adjusted EBITDA[1]	**4,183,995**	**520,611**	**-**	**4,704,606**	**5,377,963**	**709,455**	**-**	**6,087,418**
Adjusted EBITDA Margin[1]	*48%*	*18%*	-	*41%*	*52%*	*24%*	-	*46%*
Net Financial Result	**-**	**-**	**(10,420)**	**(10,420)**	**-**	**-**	**4,424,965**	**4,424,965**
Earnings Before Taxes	**2,429,201**	**359,430**	**(10,420)**	**2,778,211**	**2,339,874**	**535,270**	**4,424,965**	**7,300,109**
Income and Social Contribution Taxes	-	-	(970,745)	(970,745)	-	-	(2,288,156)	(2,288,156)
Net Income (Loss)	**2,429,201**	**359,430**	**(981,165)**	**1,807,466**	**2,339,874**	**535,270**	**2,136,809**	**5,011,953**
Net Margin	*28%*	*13%*	-	*16%*	*23%*	*18%*	-	*38%*

(1) Excluding non-recurring items and PPA effects.

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Forward-Looking Statements This release may contain forward-looking statements. Such statements are subject to known and unknown risks and uncertainties due to which such expectations may not happen at all or may substantially differ from what was expected. These risks include, among others, changes in future demand for the Company’s products, changes in factors affecting domestic and international product prices, changes in the cost structure, changes in the seasonal patterns of markets, changes in prices charged by competitors, foreign exchange variations, changes in the political or economic situation of Brazil, as well as emerging and international markets. The forward-looking statements were not reviewed by our independent auditors. 2Q26 EARNINGS RELEASE Page 44 of 44